Exhibit (a)(1)(xi)
Amendment No. 1 to
Amended and Restated Offer to Exchange Shares of Common Stock and Cash
by
FINISAR CORPORATION
For Up to $95,000,000 Aggregate Principal Amount of its Outstanding
Convertible Notes Described in the Table Below
for Exchange Consideration Not Greater than $870
Nor Less than $820
Per $1,000 Principal Amount of Notes,
Plus Accrued and Unpaid Interest Thereon to Be Paid in Cash

Outstanding
Principal Amount	Title of Securities	CUSIP	Maturity
$50,000,000	2 1/2% Convertible Subordinated Notes due 2010	31787AAF8	October 15, 2010
$92,000,000	2 1/2% Convertible Senior Subordinated Notes due 2010	31787AAG6 & 31787AAH4	October 12, 2010
THE EXCHANGE OFFERS HAVE BEEN AMENDED.
THE EXCHANGE OFFERS AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME, ON THURSDAY, AUGUST 6, 2009,
UNLESS THE EXCHANGE OFFERS ARE EXTENDED.
          This Amendment No. 1 to the Amended and Restated Offer to Exchange (this “Amendment”) amends and supplements the Amended and Restated Offer to Exchange, dated July 16, 2009 (as amended and supplemented hereby and as it may be further supplemented or amended from time to time, the “Offer to Exchange”), of Finisar Corporation, a Delaware corporation (the “Company”). Unless otherwise indicated, capitalized terms used in this Amendment have the same meanings given to them in the Offer to Exchange.
          The Company is amending and supplementing the Offer to Exchange in order to provide:
•	updated information regarding the timing of delivery of the Exchange Consideration, as explained under the caption “When will I receive my Exchange Consideration?” in the section entitled “Summary Term Sheet” of the Offer to Exchange; and

•	additional information regarding terms of our credit agreements with Silicon Valley Bank, which will be the source for a portion of the funds used by the Company for the Exchange Consideration and the repayment of borrowings under such agreements.
Amendment to the Offer to Exchange
          1. The Offer to Exchange is hereby amended to delete the text following the caption “When will I receive my Exchange Consideration?” in the section entitled “Summary Term Sheet” and replace it with the following text:
          “Your Exchange Consideration will be delivered promptly following the Expiration Date of the Exchange Offers, which in no event will be later than five business days after the Expiration Date and which we expect will take place in accordance with standard industry practice. See Section 8 of The Exchange Offers, ‘Acceptance of Notes for Exchange; Accrual of Interest.’”
          2. The Offer to Exchange is hereby amended and supplemented to delete the text in the section entitled “Lack of Liquidity/Bank Arrangements.” in Section 1 of The Exchange Offers, “Purpose of the Exchange Offers; Certain Information about the Company” and replace it with the following text:

     “Lack of Liquidity/Bank Arrangements. Our available cash and cash equivalents were approximately $37.2 million as of April 30, 2009. Even with the proceeds of the sale of the Network Tools Division, we do not have sufficient cash to finance the full cash portion of the Exchange Consideration and adequately provide for our other cash flow requirements. We are a party to credit agreements with Silicon Valley Bank (the “SVB Agreements”) which, until modified in connection with the Exchange Offers, provided, subject to certain restrictions and limitations, credit facilities up to $65 million, including $45 million under a secured revolving line of credit, $16 million under an accounts receivable purchase line of credit and $4 million under a credit line for standby letters of credit. Currently, we have no borrowings outstanding under the secured revolving line of credit. The credit lines for accounts receivable purchases and standby letters of credit are fully utilized. On July 8, 2009, we received a written commitment from Silicon Valley Bank to modify the SVB Agreements to facilitate the Exchange Offers. Principal modifications include:
•	A reduction in the total size of our secured revolving line of credit from $45 million to $25 million;

•	An increase in the interest rates on borrowings under the secured revolving line of credit to the bank’s prime interest rate plus 1.00% (from .50%) or, at our election, the LIBOR rate plus 3.50% (from 3.00%); and

•	Revised covenants which permit the use of borrowings under the secured revolving line of credit for a portion of the Exchange Consideration in connection with the Exchange Offers and the use of up to an aggregate of $50 million of cash from all sources for that purpose.
On July 15, 2009, we and Silicon Valley Bank executed and delivered formal documentation confirming these modifications, which are now effective.
     Borrowings under the secured revolving line of credit are collateralized by substantially all of our assets except our intellectual property rights, and the maturity date is July 15, 2010. The facility is subject to financial covenants including an adjusted quick ratio covenant and an EBITDA covenant which are tested as of the last day of each month. We expect to repay any borrowings under the secured revolving line of credit, including borrowings to finance the Exchange Offers, through cash generated from operations, through one or more refinancing transactions (which may include an extension of the term of the SVB Agreements), or from a combination of these sources. To date, no decisions have been made concerning the method we will use to repay such borrowings.
     We anticipate that we will need to raise additional funds prior to the maturity of the Notes in October 2010, and are currently exploring alternative sources of equity or debt financing, and we may need to secure additional funds prior to the maturity date of the secured revolving line of credit in July 2010. We may seek to raise such capital through public or private equity financings, debt financings or restructurings, additional bank borrowings or other sources. However, additional funding may not be available on favorable terms or at all. If additional funds are raised by issuing equity securities, substantial dilution to existing shareholders may result. The accompanying condensed consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.”

     Except as set forth in this Amendment, the terms and conditions of the Exchange Offers remain as set forth in the Offer to Exchange and the Amended and Restated Letter of Transmittal. This Amendment should be read in connection with the Offer to Exchange and the Amended and Restated Letter of Transmittal.
FINISAR CORPORATION
July 23, 2009

     The Amended and Restated Letter of Transmittal and certificates representing Notes, and any other required documents should be sent or delivered by each Holder or such Holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below. To confirm delivery of the Notes, Holders are directed to contact the Depositary. Holders submitting certificates representing Notes to be tendered must deliver such certificates together with the Amended and Restated Letter of Transmittal and any other required documents by hand, mail or overnight courier. Facsimile copies of certificates representing Notes will not be accepted.
The Depositary for the Exchange Offers is:
American Stock Transfer & Trust Company

By Mail or Overnight Courier:	By Hand:

American Stock Transfer & Trust Company	American Stock Transfer & Trust Company
Operations Center	Attn: Reorganization Department
Attn: Reorganization Department	59 Maiden Lane
6201 15th Avenue	Concourse Level
Brooklyn, NY 11219	New York, NY 10038
For assistance call (877) 248-6417 or (718) 921-8317
     Any questions or requests for assistance may be directed to the Information Agent or the Financial Advisor at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Offer to Exchange, the Amended and Restated Letter of Transmittal or related documents may be directed to the Information Agent at its telephone number or address set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers.
The Information Agent for the Exchange Offers is:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
Please call toll-free 800-322-2885
or (212) 929-5500 (collect)
The Financial Advisor for the Exchange Offers is:
Piper Jaffray & Co.
345 California Street, Suite 2400
San Francisco, California 94104
Attn: Daniel Grosslight
(877) 371-5212 (toll free) or (415) 984-5116 (collect)